FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the Securities
Exchange Act of 1934
Date of Report: November 10, 2008
Genesis Lease Limited
(Exact Name of registrant as specified in its charter)
4450 Atlantic Avenue
Westpark
Shannon
Co. Clare, Ireland
(Address of principal executive offices)
Indicate by check mark whether registrant files or will file annual reports under cover Form 20-F or Form 40-F: Form 20-F ☑ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7): ☐
Indicate by check mark whether registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: Yes ☐ No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

SIGNATURES
EX-10.1: FACILITY AGREEMENT
EX-10.2: DEED OF PROCEEDS AND PRIORITIES
EX-99.1: INTERIM REPORT FOR THE QUARTER ENDED 9/30/2008

The following documents, which are attached as exhibits hereto, are incorporated by reference herein.

Exhibit	Title

10.1	Facility Agreement, dated as of September 15, 2008, among Genesis Portfolio Funding I Limited, as Borrower; Genesis Lease Limited, as principal guarantor and as manager of the Borrower; DVB Bank AG, HSH Nordbank AG and KFW IPEX-Bank GmbH, as joint arrangers and underwriters; HSH Nordbank AG, as the facility agent and security trustee; and the other parties named therein.

10.2	Deed of Proceeds and Priorities, dated as of September 15, 2008, among Genesis Portfolio Funding I Limited, as Borrower; Genesis Lease Limited, as principal guarantor and as manager of the Borrower; DVB Bank AG, HSH Nordbank AG and KFW IPEX-Bank GmbH, as joint arrangers and underwriters; HSH Nordbank AG, as the facility agent, security trustee and hedging provider; and the other parties named therein.

99.1	Genesis Lease Limited’s interim report for the quarter ended September 30, 2008.
This report on Form 6-K is hereby incorporated by reference into Genesis Lease Limited’s registration statement on Form S-8 (Reg. No. 333-142386), filed with the Securities and Exchange Commission on April 26, 2007.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Genesis Lease Limited

(Registrant)

Date: November 10, 2008	By:	/s/ John McMahon John McMahon
Chairman, President and
Chief Executive Officer

3